Exhibit 12.1

Actuant Corporation

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(amounts in thousands)

	Fiscal Year Ended August 31,					Three Months Ended:
	2007	2008	2009 (a)	2010	2011	Nov 30, 2010	Nov 30, 2011
Earnings (loss) from continuing operations before income tax expense, as reported	$160,753	$182,280	$26,593	$89,202	$159,207	$33,572	$48,402

Adjustments:
Add: Fixed charges	35,240	40,170	44,630	33,863	34,864	8,076	8,955
Less: Capitalized interest	—	171	—	—	—	—	—

Earnings from continuing operations before income tax expense, as adjusted	195,993	222,279	71,223	123,065	194,071	41,648	57,357

Fixed Charges:
Interest incurred	33,748	38,262	42,539	32,248	32,949	7,632	8,422
Interest component of rent expense (estimated at 7.25%)	1,492	1,908	2,091	1,615	1,915	444	533

	35,240	40,170	44,630	33,863	34,864	8,076	8,955

Earnings to fixed charges ratio	5.6	5.5	1.6	3.6	5.6	5.2	6.4

(a)	Earnings from continuing operations before income tax expense for the fiscal year ended August 31, 2009 included a $31.3 million non-cash impairment charge related to the goodwill, intangible and fixed assets of the recreational vehicle and harsh environment electrical business reporting units (as disclosed in the Company’s Form 10-K filed with the Securities and Exchange Commission on October 28, 2009). Excluding the impairment charge, the earnings to fixed charge coverage ratio would have been 2.3 for the fiscal year ended August 31, 2009.